August 14, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: David Lin

Re:	BNC Bancorp
Amendment No. 1 to Registration Statement on Form S-3
Filed August 10, 2012
File No. 333-182994

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated August 13, 2012 from Michael R. Clampitt of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to W. Swope Montgomery, Jr., the Chief Executive Officer of BNC Bancorp (the “Company” or “BNC”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-3 (the “Registration Statement”). Concurrently with this response letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amendment”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s August 13, 2012 letter. Capitalized terms used but not otherwise defined herein have the meanings given them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-3

Prospectus Supplement Cover Page

August 14, 2012

Comment 1: Please revise the cover page of your prospectus to identify the underwriters. If you are unable to name the underwriters prior to acceleration of effectiveness of the registration statement, please confirm that you will identify the underwriters in a post-effective amendment filed prior to any distribution of the prospectus. Also confirm that you will not use the prospectus before all outstanding blanks in the “Underwriting” section have been filled in.

Response 1: The Company confirms to the Staff that it will identify the underwriters in a pre-effective amendment. The Company also confirms that it will not use the prospectus before all outstanding blanks in the “Underwriting” section have been filled in.

Comment 2: Confirm to the staff that the registrant will file a pre-effective amendment that includes the minimum price.

Response 2: The Company confirms to the Staff that it will file a pre-effective amendment that includes the minimum price.

Eligibility and Account Status, page S-37

Comment 3: With a view towards additional disclosure, please advise the staff whether the minimum suitability standards require a minimum net worth.

Response 3: The Company advises the Staff that as disclosed on page S-37 of the Registration Statement, each auction agent, network broker and any other broker that submits bids through the auction agents or any network broker will individually apply its own suitability standards in accordance with the applicable requirements and guidelines of FINRA in evaluating whether an investment in the Preferred Shares is appropriate for any particular investor. No minimum net worth standard is being required of such auction agents or brokers in individually setting and applying their own suitability standards in accordance with applicable laws and regulations.

Underwriting, page S-50

Comment 4: If any of the underwriters may have participated in developing the minimum price or has assisted the registrant in any capital raising activities in the last year, please supplementally advise the staff whether any affiliates or other related parties have or will participate in the bidding.

Response 4: The Company advises the Staff that the underwriters do not develop the minimum price. The underwriters and the Treasury’s advisors, if and to the extent requested by the Treasury, may each provide their independent views on the minimum price for the Treasury to consider. The minimum price is ultimately independently determined by the Treasury based on its own pricing model.

In addition, the Company advises the Staff that one of the underwriters assisted the Company as a placement agent for a private placement in the past 12 months and that entities that are affiliates or related parties of the respective underwriters may or may not participate in the bidding; however none of the underwriters share any non-public information, including any views on the minimum price, with such affiliates or related parties.

August 14, 2012

Closing

The Company hereby acknowledges that:

•	it is aware of its obligations under the Securities Act of 1933;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at 336.869.9200. Thank you for your time and attention.

Sincerely,

/s/	David B. Spencer
David B. Spencer
Executive Vice President and
Chief Financial Officer

cc:	Betty O. Temple, Esq.
Womble Carlyle Sandridge & Rice, LLP